                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
              RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No.  )*


                             PAB Bankshares, Inc.
                             --------------------
                               (Name of Issuer)


                     Common Stock, no par value per share
                     ------------------------------------
                        (Title of Class of Securities)


                                  69313P 10 1
                               ----------------
                                (CUSIP Number)


                               December 31, 1999
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

                  Check the appropriate box to designate the
                rule pursuant to which this Schedule is filed:

          [ ]   Rule 13d-1(b)
          [x]   Rule 13d-1(c)
          [ ]   Rule 13d-1(d)

----------------

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                                                     Page 2 of 8

  CUSIP NO. 69313P 10 1
           ------------

------------------------------------------------------------------------------

(1)   Names of reporting persons
      I.R.S. Identification No. of above persons (entities only)

                     Dewar Family, L.P.
------------------------------------------------------------------------------

(2)   Check the appropriate box if a member of a group*         (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------

(3)   SEC use only

------------------------------------------------------------------------------

(4)   Citizenship or place of organization
                                                 Georgia
------------------------------------------------------------------------------

                    (5)   Sole Voting Power           1,117,026
Number of
Shares             -----------------------------------------------------------
Beneficially        (6)   Shared Voting Power             0
Owned by
Each               -----------------------------------------------------------
Reporting           (7)   Sole Dispositive Power      1,117,026
Person
With               -----------------------------------------------------------
                    (8)   Shared Dispositive Power        0

------------------------------------------------------------------------------

(9)   Aggregate amount beneficially owned by each reporting person
                                                              1,117,026

------------------------------------------------------------------------------
(10)  Check box if the aggregate amount in row (9) excludes certain shares
                                                                    [_]

------------------------------------------------------------------------------
(11)  Percent of class represented by amount in row (9)
                                                              11.7

------------------------------------------------------------------------------
(12)  Type of reporting person
                                                             PN

------------------------------------------------------------------------------


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                                                                     Page 3 of 8

  CUSIP NO. 69313P 10 1
           ------------

------------------------------------------------------------------------------

(1)   Names of reporting persons
      I.R.S. Identification No. of above persons (entities only)

                     James L. Dewar, Sr.
------------------------------------------------------------------------------

(2)   Check the appropriate box if a member of a group*         (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------

(3)   SEC use only

------------------------------------------------------------------------------

(4)   Citizenship or place of organization
                                                 United States of America
------------------------------------------------------------------------------

                    (5)   Sole Voting Power            553,672
Number of
Shares             -----------------------------------------------------------
Beneficially        (6)   Shared Voting Power             0
Owned by
Each               -----------------------------------------------------------
Reporting           (7)   Sole Dispositive Power          0
Person
With               -----------------------------------------------------------
                    (8)   Shared Dispositive Power    1,117,026

------------------------------------------------------------------------------

(9)   Aggregate amount beneficially owned by each reporting person
                                                              1,117,026

------------------------------------------------------------------------------
(10)  Check box if the aggregate amount in row (9) excludes certain shares
                                                                    [x]

------------------------------------------------------------------------------
(11)  Percent of class represented by amount in row (9)
                                                              11.7

------------------------------------------------------------------------------
(12)  Type of reporting person
                                                             IN

------------------------------------------------------------------------------



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                                                                     Page 4 of 8

  CUSIP NO. 69313P 10 1
           ------------

------------------------------------------------------------------------------

(1)   Names of reporting persons
      I.R.S. Identification No. of above persons (entities only)

                     James L. Dewar, Jr.
------------------------------------------------------------------------------

(2)   Check the appropriate box if a member of a group*         (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------

(3)   SEC use only

------------------------------------------------------------------------------

(4)   Citizenship or place of organization
                                                 United States of America
------------------------------------------------------------------------------

                    (5)   Sole Voting Power            895,157
Number of
Shares             -----------------------------------------------------------
Beneficially        (6)   Shared Voting Power             0
Owned by
Each               -----------------------------------------------------------
Reporting           (7)   Sole Dispositive Power       331,803
Person
With               -----------------------------------------------------------
                    (8)   Shared Dispositive Power    1,117,026

------------------------------------------------------------------------------

(9)   Aggregate amount beneficially owned by each reporting person
                                                              1,448,829

------------------------------------------------------------------------------
(10)  Check box if the aggregate amount in row (9) excludes certain shares
                                                                    [x]

------------------------------------------------------------------------------
(11)  Percent of class represented by amount in row (9)
                                                              15.2

------------------------------------------------------------------------------
(12)  Type of reporting person
                                                               IN

------------------------------------------------------------------------------




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                                                                     Page 5 of 8

Item 1.
             (a)  Name of Issuer

                  PAB Bankshares, Inc.

             (b)  Address of Issuer's Principal Executive Offices

                  3102 North Oak Street Extension
                  Valdosta, Georgia  31602

Item 2.
             (a)  Name of Person Filing

                  The names of the persons filing this statement are: (i) the Dewar Family, L.P., a Georgia limited partnership (the "Family L.P."); (ii) James L. Dewar, Sr.; and (iii) James L. Dewar, Jr. Messrs. Dewar, Sr. and Dewar, Jr. are each a general partner of the Family L.P. The Family L.P. and Messrs. Dewar, Sr. and Dewar, Jr. are filing this Statement on Schedule 13G jointly pursuant to Rule 13d-1(k)(1). Attached to this Statement as Exhibit A is the Joint Filing Agreement of the
                               ---------
                  Family L.P. and Messrs. Dewar, Sr. and Dewar, Jr. pursuant to Rule 13d-1(k)(1)(iii).

             (b)  Address of Principal Business Office or, if none, Residence

                  2409 Bemiss Road
                  Valdosta, Georgia  31602

             (c)  Citizenship

                  The Family L.P. is a Georgia limited partnership. Messrs. Dewar, Sr. and Dewar, Jr. are citizens of the United States of America.

             (d)  Title of Class of Securities

                  Common Stock, no par value per share

             (e)  CUSIP Number

                  69313P 10 1
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                                                                     Page 6 of 8

Item 3.   If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
          (c), Check Whether the Person Filing is a:

          Not Applicable

          If this statement is filed pursuant to Rule 13d-1(c), check this box.
                                                                            [x]

Item 4.   Ownership

      (a) Amount beneficially owned as of December 31, 1999:

          The Family L.P.:  1,117,026 shares
          James L. Dewar, Sr.:  1,117,026 shares
          James L. Dewar, Jr.:   1,448,829 shares

          Each of Messrs. Dewar, Sr. and Dewar, Jr. is a general partner of the Family L.P. and, as such, possesses shared dispositive power over the 1,117,026 shares held in the name of the Family L.P. Accordingly, each of Messrs. Dewar, Sr. and Dewar, Jr. is deemed to beneficially own these shares.

          The spouse of Mr. Dewar, Sr. owns 1,000 shares held in her name. As Mr. Dewar, Sr. may influence the exercise of voting and dispositive power by his spouse, he could be deemed to beneficially own these shares as well. Mr. Dewar, Sr. disclaims beneficial ownership of the 1,000 shares held in the name of his spouse.

          As discussed above, Mr. Dewar, Jr., is deemed to beneficially own the 1,117,026 shares held in the name of the Family L.P. In addition, Mr. Dewar, Jr. owns 331,803 shares held in his name. The spouse of Mr. Dewar, Jr. owns 47,950 shares held in her name. As Mr. Dewar, Jr. may influence the exercise of voting and dispositive power by his spouse, he could be deemed to beneficially own these shares as well. Mr. Dewar, Jr. disclaims beneficial ownership of the 47,950 shares held in the name of his spouse.

     (b)  Percent of Class:

          The Family L.P.:  11.7
          James L. Dewar, Sr.:  11.7
          James L. Dewar, Jr.:   15.2

          The above percentages are based upon the 9,525,236 shares of common stock that the issuer reported as outstanding as of December 28, 1999.
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                                                                     Page 7 of 8
     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:
                   The Family L.P.:  1,117,026 shares
                   James L. Dewar, Sr.:  553,672 shares
                   James L. Dewar, Jr.:   895,157 shares


          As a general partner of the Family L.P., Mr. Dewar, Sr. possesses the sole power to vote 553,672 shares of the 1,117,026 shares held in the name of the Family, L.P. Mr. Dewar, Jr., also a general partner of the Family, L.P., possesses the sole power to vote 563,354 shares of the 1,117,026 shares held in the name of the Family, L.P. When these 563,354 shares are added to the 331,803 shares held individually by Mr. Dewar, Jr., Mr. Dewar, Jr. possesses the sole power to vote 895,157 shares.

          (ii)  shared power to vote or to direct the vote:
                   The Family L.P.:  0 shares
                   James L. Dewar, Sr.:  0 shares
                   James L. Dewar, Jr.:  0 shares

          (iii) sole power to dispose or to direct the disposition of:
                   The Family L.P.:  1,117,026 shares
                   James L. Dewar, Sr.:  0 shares
                   James L. Dewar, Jr.:  331,803 shares

          (iv) shared power to dispose or to direct the disposition of The Family L.P.: 0 shares
                   James L. Dewar, Sr.:  1,117,026 shares
                   James L. Dewar, Jr.:  1,117,026 shares

Item 5.   Ownership of Five Percent or Less of a Class

          Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Various persons with which Messrs. Dewar, Sr. and Dewar, Jr. share beneficial ownership of shares of the issuer's common stock have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. No one person's interest in the shares of the issuer's common stock is greater than 5% of any class of the issuer's outstanding common stock.

Item 7.   Identification and Classification of the Subsidiary Which
          Acquired the Security Being Reported by the Parent Holding Company

          Not Applicable
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                                                                     Page 8 of 8
Item 8.    Identification and Classification of Members of the Group

           See Item 2(a).

Item 9.    Notice of Dissolution of Group

           Not Applicable

Item 10.   Certifications

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 9, 2000


                                        DEWAR FAMILY, L.P.


                                        /s/ James L. Dewar, Sr.
                                        ----------------------------------------
                                        By: James L. Dewar, Sr., General Partner


                                        /s/ James L. Dewar, Sr.
                                        ----------------------------------------
                                        James L. Dewar, Sr.


                                        /s/ James L. Dewar, Jr.
                                        ----------------------------------------
                                        James L. Dewar, Jr.

                                   EXHIBIT A
                                   ---------


                             JOINT FILING AGREEMENT

                               Valdosta, Georgia
                                February 9, 2000


     The Dewar Family, L.P., James L. Dewar, Sr., and James L. Dewar, Jr. (collectively "the Parties") hereby agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934 (the "Act") in connection with their beneficial ownership of common stock issued by PAB Bankshares, Inc.

     The Parties state that they are each entitled to individually use Schedule 13G pursuant to Rule 13d-1(c) of the Act.

     The Parties are each responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein, but are not responsible for the completeness or accuracy of the information concerning the others.



                                        DEWAR FAMILY, L.P.


                                        /s/ James L. Dewar, Sr.
                                        ----------------------------------------
                                        By: James L. Dewar, Sr., General Partner


                                        /s/ James L. Dewar, Sr.
                                        ----------------------------------------
                                        James L. Dewar, Sr.


                                        /s/ James L. Dewar, Jr.
                                        ----------------------------------------
                                        James L. Dewar, Jr.